[Draft: (New York) July 7, 2006]

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                   CD&L, Inc.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    14983Y107
                                 --------------
                                 (CUSIP Number)

Mr. Steve Alexander                                         with copies to:
BNP Paribas                                                 Robyn Shields, Esq.
787 Seventh Avenue                                          BNP Paribas
New York, New York 10019                                    787 Seventh Avenue
212-841-2000                                                New York, NY 10019
                                                            212-841-2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 3, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP No. 14983Y107                                            Page 2 of 4 Pages
-------------------                                            -----------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BNP Paribas          I.R.S. Identification No. 650735612
------ -------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
 3     SEC USE ONLY

------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       N/A
------ -------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)
------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of France
--------------------------- ------- --------------------------------------------
NUMBER OF SHARES             7      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING PERSON       ------- --------------------------------------------
WITH                         8      SHARED VOTING POWER
                                    0
                            ------- --------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                    0
                            ------- --------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    0
------ -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       OO
------ -------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP No. 14983Y107                                            Page 3 of 4 Pages
-------------------                                            -----------------

                                   CD&L, Inc.

     This Amendment No. 1 amends and terminates the Schedule 13D filed on April 26, 2004 ("Schedule 13D"), relating to the Common Stock, par value $.001 per share ("Common Stock") of CD&L, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 80 Wesley Street, South Hackensack, New Jersey. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D.

     This Amendment No. 1 to the Schedule 13D terminates the filing obligations of BNP Paribas ("BNPP"), because BNPP is currently the beneficial owner of less than 5% of the Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The response to this item is deleted in its entirety and replaced by the following:

     "(a) Not applicable.

     (b)  Not applicable.

     (c) All of the warrants and shares of Series A Preferred Stock that were previously beneficially owned by BNPP were sold to Velocity Express Corporation pursuant to a Series A Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of July 3, 2006, by and between Velocity Express Corporation and BNPP.

     (d)  Not applicable.

     (e) As of July 3, 2006, pursuant to the transacation contemplated by the Purchase Agreement, BNPP ceased to be the beneficial owner of more than five percent of the shares of Common Stock".

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP No. 14983Y107                                            Page 4 of 4 Pages
-------------------                                            -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006

                                                  BNP PARIBAS


                                                  By: /s/ Steve Alexander
                                                      --------------------------
                                                  Name:  Steve Alexander
                                                  Title: Managing Director